Management's Discussion and Analysis

For The Year Ended December 31, 2023

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the year ended December 31, 2023 ("2023") and should be read in conjunction with the annual consolidated financial statements and related notes for the same period. References in the below discussion refer to the note disclosures contained in the annual consolidated financial statements for the years ended December 31, 2023 and 2022 ("2023 annual consolidated financial statements"). References in the below discussion to "Q4 2023" and "Q4 2022" refer to the three months ended December 31, 2023 and December 31, 2022 and references to "2022" refer to the year ended December 31, 2022.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through March 22, 2024, unless otherwise indicated. References to "the date of this MD&A" mean March 22, 2024. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURETM and VPURE+TM products, which are sourced from the Company's Maracás Menchen Mine in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its vanadium redox flow battery technology ("VRFB"). The Company's strategic business plan is centered around maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

2023 Highlights

• The Company's Maracás Menchen Mine produced 9,681 tonnes of vanadium pentoxide ("V2O5") equivalent in 2023 (within the revised annual production guidance range of 9,000 - 11,000 tonnes), including 2,768 tonnes of V2O5 equivalent produced in Q4 2023. The global V2O5 recovery rate for 2023 was 80.0%, with 79.4% seen in Q4 2023.

• The Company sold 10,396 tonnes of V2O5 equivalent in 2023 (including 929 tonnes of purchased products), within the revised annual sales guidance range of 8,700 - 10,700 tonnes, with sales in Q4 2023 of 2,605 tonnes (including 139 tonnes of purchased products).

Management’s Discussion and Analysis for the Year Ended December 31, 2023	1

• The Company recorded net loss before tax of $35,056 for 2023 and net loss of $32,358 after the recognition of an income tax expense of $88 and a deferred income tax recovery of $2,786.

• The Company's cash balance at December 31, 2023 was $42,714, with debt of $75,000.

• In January 2023, the Company secured a two-year debt facility of $15,000. This facility was repaid in full in September 2023 following the receipt of a new, $15,000 three-year debt facility. Also in January 2023, the Company secured a three-year debt facility of $10,000.

• On February 16, 2023, the Company announced a change in leadership in which Mr. Daniel Tellechea has been appointed as interim Chief Executive Officer following Mr. Paulo Misk's departure from the Company.

• On May 1, 2023, the Company announced that Ms. Andrea Weinberg had been appointed as an independent director of the Company's Board of Directors.

• On May 24, 2023, the Company announced the resignation of Ms. Koko Yamamoto and the appointment of Ms. Helen Cai as an independent director of the Company's Board of Directors.

• The Company completed the construction of its ilmenite plant in Q3 2023 and is now focused on its commissioning and ramp up, which is expected to be completed in Q1 2024.

• On October 9, 2023, Mr. Celio Pereira assumed the role of Chief Operating Officer, Brazil of Largo Vanádio de Maracás S/A following the departure of Álvaro Resende.

• In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.90% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full the Company's $20,000 facility that had been secured in December 2022.

• In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

Significant Events and Transactions Subsequent to 2023

• On March 18, 2024, the Company announced that it and Stryten Energy LLC ("Stryten") (together the "Parties") had signed a non-binding letter of intent to establish a new venture, owned equally by each of the Parties, that would combine the Company's wholly owned subsidiary, Largo Clean Energy Corp., with Stryten's vanadium redox flow battery business. The Parties will use reasonable efforts to negotiate toward the execution, subject to the Parties agreement in their sole discretion, of definitive transaction agreements. Refer to note 24, subsequent events.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	2

2023 Summary

Financial

	Three months ended
	December 31, 2023	December 31, 2022	Movement
Revenues	$44,170	$47,501	$(3,331)	(7%)

Operating costs	(43,218)	(44,455)	1,237	(3%)
Direct mine and production costs	(25,784)	(28,401)	2,617	(9%)
Professional, consulting and management fees	(5,730)	(5,735)	5	-%
Foreign exchange gain (loss)	823	(326)	1,149	(352%)
Other general and administrative expenses	(2,061)	(3,454)	1,393	(40%)
Share-based payments	(231)	(940)	709	(75%)
Finance costs	(4,096)	(801)	(3,295)	411%
Interest income	280	311	(31)	(10%)
Technology start-up costs	(911)	(8,181)	7,270	(89%)
Write down of vanadium assets	(3,535)	-	(3,535)	(100%)
Exploration and evaluation costs	(1,871)	(1,144)	(727)	64%
	(60,550)	(64,725)	4,175	(6%)
Net loss before tax	(16,380)	(17,224)	844	(5%)
Income tax (expense) recovery	(40)	1,336	(1,376)	(103%)
Deferred income tax recovery	3,119	252	2,867	1,138%
Net loss	$(13,301)	$(15,636)	$2,335	(15%)

Unrealized income on foreign currency translation	6,005	6,016	(11)	-%
Comprehensive loss	$(7,296)	$(9,620)	$2,324	(24%)

Basic loss per share	$(0.21)	$(0.24)	$0.03	(13%)
Diluted loss per share	$(0.21)	$(0.24)	$0.03	(13%)

Adjusted EBITDA[1]	$1,385	$(3,680)	$5,065	(138%)

Cash used before working capital items	$(2,364)	$(14,055)	$11,691	(83%)
Net cash provided by (used in) operating activities	5,845	(5,429)	11,274	(208%)
Net cash provided by financing activities	6,786	24,078	(17,292)	(72%)
Net cash used in investing activities	(10,777)	(26,819)	16,042	(60%)
Net change in cash	2,209	(8,242)	10,451	(127%)

1. Adjusted EBITDA is a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	3

	Year ended
	December 31, 2023	December 31, 2022	Movement
Revenues	$198,684	$229,251	$(30,567)	(13%)

Operating costs	(174,758)	(169,719)	(5,039)	3%
Direct mine and production costs	(103,545)	(94,521)	(9,024)	10%
Professional, consulting and management fees	(23,068)	(25,277)	2,209	(9%)
Foreign exchange (loss) gains	(183)	1,584	(1,767)	(112%)
Other general and administrative expenses	(11,792)	(14,319)	2,527	(18%)
Share-based payments	362	(2,372)	2,734	(115%)
Finance costs	(9,630)	(1,588)	(8,042)	506%
Interest income	2,018	1,109	909	82%
Technology start-up costs	(6,122)	(12,695)	6,573	(52%)
Write down of vanadium assets	(4,862)	-	(4,862)	100%
Exploration and evaluation costs	(5,705)	(1,935)	(3,770)	195%
	(233,740)	(225,212)	(8,528)	4%
Net income (loss) before tax	$(35,056)	$4,039	$(39,095)	(968%)
Income tax expense	(88)	(7,688)	7,600	(99%)
Deferred income tax recovery	2,786	1,423	1,363	96%
Net loss	$(32,358)	$(2,226)	$(30,132)	1,354%

Unrealized gain on foreign currency translation	13,965	6,607	7,358	111%
Comprehensive income (loss)	$(18,393)	$4,381	$(22,774)	(520%)

Basic loss per share (note 15)	$(0.51)	$(0.03)	$(0.48)	1,600%
Diluted loss per share (note 15)	$(0.51)	$(0.03)	$(0.48)	1,600%

Adjusted EBITDA[1]	$12,127	$41,583	$(29,456)	(71%)

Cash provided before working capital items	$5,267	$21,424	$(16,157)	(75%)
Net cash provided by operating activities	21,197	3,460	17,737	513%
Net cash provided by financing activities	29,127	26,435	2,692	10%
Net cash used in investing activities	(62,885)	(60,147)	(2,738)	5%
Net change in cash	$(11,757)	$(29,319)	$17,562	(60%)

1. Adjusted EBITDA is a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The movements in the discussion below refer to those shown in the previous table.

• The Company recorded net loss of $32,358 in 2023, compared with a net loss of $2,226 in 2022. This movement was influenced by a 13% decrease in revenues, a 3% increase in operating costs, a 506% increase in finance costs, a 195% increase in exploration and evaluation costs and a write down of vanadium assets of $4,862. This was partially offset by a 9% decrease in professional, consulting and management fees, an 18% decrease in other general and administrative expenses and a 52% decrease in technology start-up costs.

• For Q4 2023, the Company recorded a net loss of $13,301, compared with net loss of $15,636 for Q4 2022. This movement was primarily attributable to a 7% decrease in revenues, a 411% increase in finance costs, a 64% increase in exploration and evaluation costs and a write down of vanadium assets of $3,535. This was partially offset by a 3% decrease in operating costs, a 40% decrease in other general and administrative expenses and an 89% decrease in technology start-up costs.

• For 2023, adjusted EBITDA decreased by 71% from that seen in 2022. For Q4 2023, adjusted EBITDA improved by 138% from that seen in Q4 2022.

Commercial

• In Q4 2023, the Company sold 2,605 tonnes of V2O5 equivalent (Q4 2022 - 2,774 tonnes), including 139 tonnes of purchased products (Q4 2022 - 118 tonnes). Produced V2O5 equivalent sold decreased, with 5,437 (000s lb) sold in Q4 2023, as compared with 5,855 (000s lb) sold in Q4 2022. The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• For 2023, the Company's sales were within its revised annual sales guidance of 8,700 to 10,700 tonnes of V2O5 equivalent with total sales of 10,396 tonnes of V2O5 equivalent (2022 - 11,091 tonnes), including 929 tonnes of purchased products (2022 - 1,057).

• The Company's sales are geographically diversified, with approximately 40% of deliveries occurring in Europe, 30% in North America and the remainder in South America and Asia.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	4

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. There were no significant logistical challenges during the quarter.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

		December 31, 2023	December 31, 2022	Movement
V2O5 Europe (per lb)	- Three months ended	$6.46	$8.25	(22)%
	- Year ended	$8.33	$9.52	(13)%
	- As at	$6.53	$9.44	(31)%

FeV Europe (per kg)	- Three months ended	$26.61	$33.20	(20)%
	- Year ended	$32.73	$39.11	(16)%
	- As at	$28.70	$36.50	(21)%

• Spot demand in Q4 2023 was soft, primarily due to adverse conditions in the Chinese and European steel industries. However, strong demand from the aerospace sector continued. Demand in the energy storage market is anticipated to increase in future quarters, specifically in China. The Company maintained a strong focus on developing new markets for its high purity products and increasing sales of V2O3 in Europe during the period.

• In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The first delivery occurred in December 2023 and the Company is committed to the purchase of 360 tonnes of V2O5 in 2024.

• Largo Physical Vanadium Corp. ("LPV") has deployed its available capital and is focused on marketing and strategic initiatives to establish its business model.

• Subsequent to Q4 2023, sales in January 2024 were 1,072 tonnes of V2O5 equivalent, with 1,065 sold in February 2024.

• During Q4 2023, the Company recognized revenues from vanadium sales of $44,170 (Q4 2022 - $47,501) from sales of 2,605 tonnes of V2O5 equivalent (Q4 2022 - 2,774 tonnes). Of the total revenues, $38,291 is related to the Sales & trading segment, $5,238 is related to the Mine properties segment and $641 is related to the Corporate segment (after the elimination of inter-segment transactions).

• During 2023, the Company recognized revenues from vanadium sales of $198,577 (2022 - $229,251) from the sales of 10,396 tonnes of V2O5 equivalent (2022 - 11,091 tonnes). Of the total, $168,603 is related to the Sales & trading segment, $26,812 is related to the Mine properties segment and $3,269 is related to the Corporate segment (after the elimination of inter-segment transactions).

• In the year ended December 31, 2023, the Company's revenues were from transactions with multiple customers, including two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $54,768 (included in the Sales & trading segment) and $23,621 (included across both the Sales & trading and Mine properties segments). The Company's V2O3 revenues were predominantly from transactions with one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including two customers who each represented more than 10% of FeV revenues. Refer to note 22.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	5

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$7.83	$7.15	$8.81	$8.63
- Purchased material	$5.65	$-	$7.06	$12.02
- Total	$7.67	$7.15	$8.65	$8.70

V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$10.42	$11.12	$11.35	$11.63
- Purchased material	$-	$11.43	$13.13	$11.32
- Total	$10.42	$11.15	$11.47	$11.59

FeV revenues per kg of FeV sold[1,2]
- Produced material	$23.54	$28.02	$27.87	$33.27
- Purchased material	$-	$26.77	$27.72	$36.51
- Total	$23.54	$27.89	$27.86	$33.98

Revenues per pound sold[1,2]	$7.69	$7.77	$8.66	$9.38

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $43,218 in Q4 2023 (Q4 2022 - $44,455) include direct mine and production costs of $25,784 (Q4 2022 - $28,401), conversion costs of $1,768 (Q4 2022 - $2,231), product acquisition costs of $1,974 (Q4 2022 - $3,775), royalties of $2,243 (Q4 2022 - $2,106), distribution costs of $2,366 (Q4 2022 - $2,282), inventory write-down of $2,407 (Q4 2022 - $362), depreciation and amortization of $6,592 (Q4 2022 - $5,959) and iron ore costs of $84 (Q4 2022 - $22). Insurance proceeds of $683 were received in Q4 2022.

• The decrease seen in direct mine and production costs in Q4 2023 as compared with Q4 2022 reflects the impact of the cost saving and operational improvement initiatives implemented at the mine, as well as the softening of prices for critical consumables. Royalties decreased in Q4 2023, as compared with Q4 2022, as a result of lower sales and lower revenues per pound sold1 in the period. Of the total operating costs, $35,411 is related to the Sales & trading segment, $6,938 is related to the Mine properties segment and $869 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $174,758 for 2023 (2022 - $169,719) include direct mine and production costs of $103,545 (2022 - $94,521), conversion costs of $7,319 (2022 - $8,070), product acquisition costs of $15,354 (2022 - $24,426), royalties of $9,162 (2022 - $10,371), distribution costs of $8,540 (2022 - $9,169), inventory write-down of $4,068 (2022 - $2,304), depreciation and amortization of $26,048 (2022 - $20,882), iron ore costs of $722 (2022 - $659) and insurance proceeds of $nil (2022 - $683).

• The increase in direct mine and production costs is primarily attributable to an increase in total ore mined in 2023, the cost impacts of low ore availability experienced earlier in the year and plant shutdowns for corrective maintenance during 2023. In addition, production in July and August was negatively impacted by the chemical plant operating at limited capacity following the accident in July 2023. Despite the positive impact of the cost saving and operational improvement initiatives being seen in Q4 2023, as well as the softening of prices for critical consumables, costs in 2023 were higher than those seen in 2022, including mining costs following the move to a new mining contractor in Q3 2022. Of the total, $136,054 is related to the Sales & trading segment, $30,474 is related to the Mine properties segment and $8,230 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management’s Discussion and Analysis for the Year Ended December 31, 2023	6

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Cash operating costs per pound[1]	$5.86	$5.51	$5.74	$5.04
Cash operating costs excluding royalties per pound[1]	$5.44	$5.15	$5.30	$4.57

1. Cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $5.44 per lb in Q4 2023, compared with $5.15 for Q4 2022. The increase seen in Q4 2023 compared with Q4 2022 is largely due to the reasons noted above for operating costs. Increased quantities of ore mined and lower grades also impacted the financial performance. The Company is actively working to achieve operational stability and operating norms in order to better manage its unit costs. Produced V2O5 equivalent sold decreased as compared with Q4 2022, with 5,437 (000s lb) sold in Q4 2023, as compared with 5,855 (000s lb) sold in Q4 2022.

• For 2023, cash operating costs excluding royalties per pound were $5.30 per lb, compared with $4.57 for 2022. This is within the Company's 2023 guidance range of $4.85 to $5.65 per lb.

• Professional, consulting and management fees in Q4 2023 was consistent with that seen in Q4 2022. Of the total professional, consulting and management fee expense in Q4 2023, $521 is related to the Sales & trading segment (Q4 2022 - $468), $887 is related to the Mine properties segment (Q4 2022 - $1,185), $2,780 is related to the Corporate segment (Q4 2022 - $1,478), $1,335 is related to Largo Clean Energy ("LCE") (Q4 2022 - $2,581) and $166 is related to LPV (Q4 2022 - $23). The increase seen in the Corporate segment is primarily attributable to amounts related to settlements with former employees and an increase in consultancy fees in connection with the strategic review of LCE and mine operations. For 2023, total professional, consulting and management fees decreased from 2022 by 9%, primarily due to reduced activity and headcount at LCE as a result of the initiation of the strategic review. Of the total, $1,839 is related to the Sales & trading segment (2022 - $1,832), $3,102 is related to the Mine properties segment (2022 - $4,969), $8,496 is related to the Corporate segment (2022 - $6,705), $8,721 is related to LCE (2022 - $10,044) and $859 is related to LPV (2022 - $1,727).

• Other general and administrative expenses in Q4 2023 decreased from Q4 2022 by 40%, which is primarily attributable to reduced activity at LCE as a result of the initiation of the strategic review. Of the total other general and administrative expenses in Q4 2023, a recovery of $206 is related to the Sales & trading segment (Q4 2022 - $145), $633 is related to the Mine properties segment (Q4 2022 - $746), $600 is related to the Corporate segment (Q4 2022 - $660), $680 is related to LCE (Q4 2022 - $1,314) and $203 is related to LPV (Q4 2022 - $259). For 2023, total other general and administrative expenses decreased from 2022 by 18%, primarily due to an increase in provisions in 2022 in the Mine properties segment of $5,107, compared with an increase of $692 in 2023. Of the total, $641 is related to the Sales & trading segment (2022 - $525), $2,442 is related to the Mine properties segment (2022 - $6,497), $3,450 is related to the Corporate segment (2022 - $1,830), $4,494 is related to LCE (2022 - $4,743) and $186 is related to LPV (2022 - $265). In addition, $151 is related to activities for the titanium project.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	7

• Finance costs in Q4 2023 increased from Q4 2022 by 411% (or $3,295), which is primarily attributable to interest on the increased debt level in Q4 2023 as compared with Q4 2022. Total finance costs increased by 506% for 2023 as a result of the increased debt level and higher interest rates.

• Exploration and evaluation costs in Q4 2023 increased from Q4 2022 by 64%. This was driven by near-mine deep drilling and geological model work at the Maracás Menchen Mine. Exploration and evaluation costs increased in 2023 by 195% due to the same reasons, as well as diamond drilling at Campo Alegre de Lourdes to support the maintenance of the Company's mineral rights.

• Technology start-up costs in Q4 2023 decreased from Q4 2022 by 89%. This is primarily attributable to a write down of battery components inventory in Q4 2022 of $6,435 and a decrease in activities at LCE in Q4 2023 as the installation of its battery project nears conclusion. Technology start-up costs decreased in 2023 by 52% due to the same reasons.

• The write down of vanadium assets of $4,862 (2022 - $nil) is attributable to the declines seen in V2O5 and FeV prices in 2023.

• Comprehensive loss for Q4 2023 decreased from Q4 2022 by 24% primarily due a decrease in net loss of 15%. For 2023, comprehensive loss decreased from comprehensive income in 2022 by 520% primarily due to the increase in net loss, partially offset by an increase in the unrealized gain on foreign currency translation of 111%. The unrealized gain on foreign currency translation in 2023 is primarily due to a strengthening of the Brazilian Real against the U.S. Dollar by approximately 7% since December 31, 2022.

Non-recurring Items

• During the year ended December 31, 2023, the Company recognized net realizable value write-downs of $3,603 for vanadium finished products (year ended December 31, 2022 - $1,987), $444 for ilmenite finished products (year ended December 31, 2022 - $nil) and $21 for warehouse materials (year ended December 31, 2022 - $317). The total inventory write-down of $4,068 (year ended December 31, 2022 - $2,304) is included in operating costs (note 23). For Q4 2023, the Company recognized an inventory write-down of $2,407 (Q4 2022 - $362).

• During Q4 2023 and the year ended December 31, 2023, the Company recognized a net realizable value write-down of $nil and $nil for battery components (Q4 2022 and year ended December 31, 2022 - $6,435), with the write-down included in technology start-up costs.

• During Q4 2023 and the year ended December 31, 2023, the Company recognized a write down of vanadium assets of $3,535 and $4,862 (Q4 2022 and year ended December 31, 2022 - $nil) (note 14).

• During Q4 2023 and the year ended December 31, 2023, the Company recognized insurance proceeds in connection with the write-down of inventory in Q4 2021 of $nil and $nil (Q4 2022  - $683 and year ended December 31, 2022 - $683).

• During the year ended December 31, 2023, the Company recognized an increase in provisions in other general and administrative expenses of $692 (year ended December 31, 2022 - $5,107). For Q4 2023, the Company recognized a decrease in provisions of $85 (Q4 2022 - increase of $215).

Management’s Discussion and Analysis for the Year Ended December 31, 2023	8

• During Q4 2023 and the year ended December 31, 2023, the Company initially recognized an amount in professional, consulting and management fees related to a settlement with a former employee of $699 and $699 (Q4 2022  - $nil and year ended December 31, 2022 - $624).

Cash Flows

• Cash provided by operating activities of $5,845 in Q4 2023 is an increase from cash used in operating activities of  $5,429 in Q4 2022. This is primarily due to a decrease in cash used before working capital items of $11,691 and a net decrease in working capital items of $417. For 2023, cash provided by operating activities was $21,197, compared with cash provided by operating activities of $3,460 in 2022. This movement is primarily attributable to a net change in working capital items of $33,894, which is largely driven by movements in inventory and prepaid expenses, partially offset by a decrease in cash provided before working capital items of $16,157.

• Cash provided by operating activities continues to be impacted by expenditures at LCE, with a net loss of  $2,943 in Q4 2023 (Q4 2022 - $12,095) and a net loss of $19,429 in 2023 (2022 - $26,820).

• Cash provided by financing activities in Q4 2023 decreased from cash provided by financing activities in Q4 2022 by $17,292. This movement was primarily due to a decrease in the receipt of debt of $10,000, an increase in the repayment of debt of $5,000 and an increase in interest paid of $2,752. For 2023, cash provided by financing activities increased from cash provided by financing activities in 2022 by $2,692. The movement is primarily attributable to an increase in the receipt of debt of $15,000, partially offset by an increase in interest paid of $6,449 and an increase in the repayment of debt of $5,000.

• Cash used in investing activities in Q4 2023 of $10,777 is a decrease of $16,042 from the $26,819 seen in Q4 2022. This movement was primarily driven by a decrease in the purchase of vanadium assets by LPV of $9,514 and a decrease in mine properties, plant and equipment expenditures of $6,361. For 2023, the increase from 2022 was $2,738. This is primarily driven by capital expenditures for the ilmenite project in 2023, partially offset by a decrease in the purchase of vanadium assets by LPV of $4,395.

• The net change in cash in Q4 2023 was an increase of $2,209, compared with a decrease of $8,242 for Q4 2022. For 2023, the net change in cash was a decrease of $11,757 (a decrease of $29,319 in 2022).

Net income reconciliation

		2023
Total V2O5 equivalent sold	000s lbs	22,920	A
	tonnes[1]	10,396

Produced V2O5 equivalent sold	000s lbs	20,871	B
	tonnes[1]	9,467

Revenues per pound sold	$/lb	$8.66	C
Cash operating costs per pound[2]	$/lb	$5.74	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	9

		2023
Revenues - vanadium		$198,577	A x C Note 22 10,396 tonnes of V2O5 equivalent sold (2022 - 11,091 tonnes), with revenues per pound sold of $8.66 (2022 - $9.38)
Revenues - iron ore		107	Note 22
Cash operating costs		(119,774)	B x D Global recovery of 80.0% (2022 - 79.1%), impact of increased quantities of ore mined and higher mining costs
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(7,319)		Note 23 2,070 tonnes of FeV sold

Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(15,354)		Note 23 929 tonnes of V2O5 equivalent of purchased products sold, compared with 1,057 tonnes in 2022 with a cost of $24,426
Distribution costs	(8,540)		Note 23
Depreciation	(26,048)		Note 23
Increase in legal provisions	(692)		Included in "other general and administrative expenses"
Inventory write-down	(1,853)		Note 5 and Cash Operating Costs included in "Non-GAAP Measures" section of this MD&A
Iron ore costs	(722)		Note 23
		(60,528)
Commercial & Corporate costs
Professional, consulting and management fees	(10,335)		Note 18 (Sales & trading plus Corporate)
Other general and administrative expenses	(4,091)
Share-based payments	362
		$ (14,064)
LCE		(19,337)	Note 18 (excluding finance costs and foreign exchange) 2023 guidance between $13,500 and $14,500
LPV		(1,045)	Note 18 (excluding finance costs and foreign exchange)
Titanium project		(630)	Note 18 - "other"
Foreign exchange loss		(183)
Finance costs		(9,630)
Interest income		2,018
Write down of vanadium assets		(4,862)
Exploration and evaluation costs		(5,705)

Net income (loss) before tax		$ (35,056)
Income tax expense		(88)
Deferred income tax recovery		2,786

Net loss		$ (32,358)

Note references in the table above refer to the note disclosures contained in the 2023 annual consolidated financial statements.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	10

Operations

• V2O5 equivalent production in Q4 2023 was 28% higher than the 2,163 tonnes produced in Q3 2023 and 38% higher than the 2,004 tonnes produced in Q4 2022. Production in October 2023 was 867 tonnes, with 942 tonnes produced in November and 959 tonnes produced in December, for a total of 2,768 tonnes of V2O5 equivalent produced. The Company produced a total of 9,681 tonnes of V2O5 equivalent in 2023, a decrease of 7% from 2022.

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

Period	Production Tonnes	Production Pound0s Equivalent[1]	Average Quarterly V2O5 price[2] $/lb	Cash operating costs excluding royalties per pound[3] $/lb
Q4 2023	2,768	6,102,388	$6.46	$5.44
Q3 2023	2,163	4,768,593	$8.03	$5.44
Q2 2023	2,639	5,817,992	$8.46	$5.18
Q1 2023	2,111	4,653,953	$10.39	$5.15
Q4 2022	2,004	4,418,058	$8.25	$5.15
Q3 2022	2,906	6,406,626	$8.23	$4.86
Q2 2022	3,084	6,799,048	$11.08	$4.23
Q1 2022	2,442	5,383,682	$10.72	$3.97

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q4 2023 was 79.4%, an increase of 6.3% from the 74.7% achieved in Q4 2022 and 3.3% higher than the 76.9% achieved in Q3 2023. The global recovery in October 2023 was 79.2%, with 78.9% achieved in November and 80.0% achieved in December. The global recovery of 80.0% achieved in 2023 is 1% lower than that achieved in 2022.

• In Q4 2023, the Company produced 1,670 V2O5 equivalent tonnes of high purity products, including 1,197 tonnes of high purity V2O5 and 473 tonnes of high purity V2O3 (V2O5 equivalent). This represented 60% of the total quarterly production. In 2023, the Company produced a total of 4,509 tonnes of high purity products, an increase of 59% as compared with 2022.

• The total ore mined in Q4 2023 was 473,958 tonnes, an increase of 45% in comparison with Q4 2022. 1,752,982 tonnes of ore were mined in 2023, an increase of 29% as compared with 2022.

• The Company produced 8,970 tonnes of ilmenite concentrate in Q4 2023. The production of ilmenite was 814 tonnes in October, 2,546 tonnes in November and 5,610 tonnes in December.

• Actions were taken to increase crushing availability and normal production levels were recovered in Q4 2023. Total ore crushed in Q4 2023 was 8% higher than in Q3 2023 and 35% higher than in Q4 2022. For 2023 as a whole, total ore crushed was 9% higher than in 2022.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	11

• Subsequent to Q4 2023, production in January 2024 was 582 tonnes of V2O5 equivalent (including 394 V2O5 equivalent tonnes of high purity products) and 5,100 tonnes of ilmenite concentrate. In February 2024, 276 tonnes of V2O5 equivalent (including 112 tonnes of high purity products) and 2,000 tonnes of ilmenite concentrate were produced.

Selected Quarterly Information

Summary financial information for the eight quarters ended December 31, 2023, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

Period	Revenue	Net (Loss) Income	Basic (Loss) Earnings per Share	Diluted (Loss) Earnings per Share	Total Assets	Non-current Liabilities
Q4 2023	$44,170	$(13,301)	$(0.21)	$(0.21)	$381,621	$83,367
Q3 2023	43,983	(11,884)	(0.19)	(0.19)	372,246	63,264
Q2 2023	53,110	(5,966)	(0.09)	(0.09)	393,319	54,582
Q1 2023	57,421	(1,207)	(0.02)	(0.02)	382,444	62,168
Q4 2022	47,501	(15,636)	(0.24)	(0.24)	355,750	42,223
Q3 2022	54,258	(2,601)	(0.04)	(0.04)	347,569	6,187
Q2 2022	84,804	17,965	0.28	0.28	358,739	6,700
Q1 2022	42,688	(1,954)	(0.03)	(0.03)	348,755	8,883

For Q4 2023, the Company recorded a net loss of $13,301, compared with a net loss of $15,636 for Q4 2022. This movement was primarily attributable to a 7% decrease in revenues. The increase in non-current liabilities in Q4 2023 is due to movement in the classification of debt from current liabilities as well as an increase in debt levels.

The higher revenues and resulting net income seen in Q2 2022 is primarily due to the highest average quarterly V2O5 price per pound as seen in the table on the previous page, as well as sales of 3,291 tonnes of V2O5 equivalent (2,605 tonnes of V2O5 equivalent in Q4 2023).

2024 Guidance

The Company has committed a significant proportion of its monthly production in 2024 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM.

The Company's Maracás Menchen Mine continued operations during 2023. Although there have been some challenges with production instability and ore availability, as well as the impact of required processes following the fatality on July 13, 2023, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels.

The Company's 2024 guidance is presented below on a "business as usual" basis. The Company continues to monitor ongoing geopolitical uncertainties the impact that these may have on the Company's operations, sales and guidance for 2024. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2023 for the full discussion of the Company's Risks and Uncertainties.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	12

2024 Guidance
Annual V2O5 equivalent production	tonnes	9,000 - 11,000
Annual V2O5 equivalent sales[1]	tonnes	8,700 - 10,700

Cash operating costs excluding royalties per pound[2]	$/lb	4.50 - 5.50

Annual ilmenite concentrate production	tonnes	73,000 - 85,000
Annual ilmenite concentrate sales	tonnes	60,000 - 67,000

Vanadium distribution costs		$6,000 - 8,000
Ilmenite concentrate distribution costs		$2,000 - 4,000
Corporate and Sales & trading administrative costs[3]		$7,500 - 8,500
LCE operational costs[4]		$7,000 - 9,000

Capital expenditures - components
Sustaining capital expenditures (excluding capitalized stripping costs)		$12,800 - 14,800
Capitalized stripping costs		$14,600 - 16,600
Ilmenite concentration plant capital expenditure		$3,200 - 3,800

Vanadium	Q1		Q2		Q3		Q4		2023
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes V2O5)	1,700	2,200	2,400	2,900	2,550	3,050	2,350	2,850	9,000	11,000
Sales[1] (tonnes V2O5)	2,300	2,800	2,100	2,600	2,100	2,600	2,200	2,700	8,700	10,700
Cash op. costs excl. royalties[2] ($/lb)	4.50	5.50	4.15	5.15	4.75	5.75	4.75	5.75	4.50	5.50

Ilmenite	Q1		Q2		Q3		Q4		2023
Concentrate	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes)	10,000	12,000	18,000	21,000	21,000	24,000	24,000	28,000	73,000	85,000
Sales (tonnes)	8,500	10,500	9,500	11,500	19,500	21,000	22,500	24,000	60,000	67,000

1. Annual sales guidance does not include purchased products.

2. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Consists of the total of professional, consulting and management fees and other general and administrative expenses for the Corporate and Sales & Trading segments.

4. Consists of the total of professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the LCE segment.

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $53,428 were capitalized to mine properties, plant and equipment during 2023 (2022 - $44,101), including $24,404 of capitalized waste stripping costs (2022 - $7,730).

Management’s Discussion and Analysis for the Year Ended December 31, 2023	13

The production of 2,768 tonnes of V2O5 equivalent in Q4 2023 was 38% higher than the 2,004 tonnes of V2O5 equivalent produced in Q4 2022, due to the higher mine output. In Q4 2023, 473,958 tonnes of ore were mined with an effective grade of 0.82% of V2O5. The ore mined in Q4 2023 was 45% higher than in Q4 2022. The Company produced 112,511 tonnes of concentrate with an effective grade of 3.01%. The production of 9,681 tonnes of V2O5 equivalent in 2023 was 7% lower than the 10,436 tonnes of V2O5 equivalent produced in 2022.

	Q4 2023	Q4 2022	YTD 2023	YTD 2022
Total Ore Mined (tonnes)	473,958	326,552	1,752,982	1,359,927
Ore Grade Mined - Effective Grade[1] (%)	0.82	0.96	0.81	1.11
Total Mined - Dry Basis (tonnes)	3,490,711	2,737,149	14,864,394	10,517,210

Total Ore Milled (tonnes)	335,489	255,344	1,149,687	1,054,385
Effective Grade of Ore Milled (%)	1.03	1.06	1.04	1.26
Concentrate Produced (tonnes)	112,511	90,797	377,736	406,951
Grade of Concentrate (%)	3.01	2.94	3.08	3.18
Contained V2O5 (tonnes)	3,392	2,671	11,621	12,944

Crushing Recovery (%)	97.8	97.8	97.8	97.8
Milling Recovery (%)	97.7	98.5	97.4	97.8
Kiln Recovery (%)	89.0	84.8	90.0	88.0
Leaching Recovery (%)	99.3	96.1	99.5	98.3
Chemical Plant Recovery (%)	93.9	95.1	93.8	95.6
Global Recovery[2] (%)	79.4	74.7	80.0	79.1

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,768	2,004	9,681	10,436
High Purity V2O5 Equivalent Produced (tonnes)	1,670	868	4,509	2,840

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q4 2023, the Company completed approximately 1,100 metres (Q4 2022 - 4,800 metres) of diamond drilling in the near mine deep drilling and exploration program. In 2023, approximately 18,000 metres (2022 - 9,359 metres) of diamond drillholes have been completed in the Maracas targets.

The Campbell Pit geological model was updated in Q4 2023 and delivered to the mine planning team. The model includes all information obtained from 7,740 metres of infill reverse circulation drilling performed in the Campbell Pit in 2023. Mapping and blast hole information collected during 2023 were also considered. This model will continue to be updated quarterly and will assist with mine planning activities.

A re-assay program began in Q2 2023  to perform chemical analysis on previously interpreted results. The focus of this program is to increase measured and indicated resources. During Q4 2023, 1,846 samples were assayed in external and internal laboratories. Approximately 4,400 samples were prepared and sent to external and internal laboratories for analysis in 2023.

Exploration Outlook

For 2024, the Company has purchased a drill rig to operate inside the mine to produce information for the Campbell Pit's short term geological model and to provide further detail to the mine planning team.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	14

The Company is planning for approximately 15,300 metres of exploration drilling in 2024. Efforts will focus on areas in the North and South blocks with known magnetic and geochemical anomalies and on concessions that require work to maintain them in good standing in accordance with the applicable rules and regulations in Brazil. This drilling campaign started in February 2024.

Largo Clean Energy

Recent Developments

During Q4 2023, LCE continued to make progress on the delivery of the Enel Green Power España ("EGPE") contract, which remains a priority. The VCHARGE vanadium redox flow battery ("VRFB") deployment was validated to operate on test conditions according to EGPE specifications and LCE test procedures. Hot commissioning is expected to be completed in the first half of 2024 following the replacement of the inverters.

In Q4 2023, the Company continued with its review of strategic alternatives for LCE to evaluate opportunities to maximize its unique value proposition in the energy storage sector. This includes but is not limited to the potential strengthening and formalization of existing industry and commercial relationships, developing additional collaborative partnerships, evaluating alternative deployment strategies, and performing a comprehensive review of cost reduction measures. This review is currently ongoing.

Campo Alegre de Lourdes

Recent Developments

The Company completed 1,930 metres of diamond drilling at Campo Alegre de Lourdes in Q1 2023.

The sample assay program was completed at Campo Alegre de Lourdes. Approximately 2,110 soil samples were collected and approximately 2,820 metres of diamond drilling were completed. The goal of this program is to support the maintenance of the Company's mineral rights in these areas. A report to the Agência Nacional de Mineração was completed and submitted in September 2023.

The Company is planning for approximately 3,000 metres of exploration drilling in 2024. Efforts will focus on the central area where the best magnetic intercepts were detected during the 2023 drilling campaign.

Financial Instruments

Financial assets and financial liabilities at December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022

Cash	$42,714	$54,471

Restricted cash	712	470

Trade and other receivables	19,108	18,313

Accounts payable and accrued liabilities (including non-current)	32,163	26,960

Debt	75,000	40,000

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 21. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	15

Liquidity and Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2022, the benchmark price per lb of V2O5 was between $9.27 and $9.60. This decreased to a range of between $5.75 and $7.30 at December 31, 2023, with an average of approximately $6.46 for Q4 2023, compared with approximately $8.03 for Q3 2023 and $8.25 for Q4 2022.

The average European benchmark price per lb of V2O5 was approximately $6.59 and the average European benchmark price per kg of FeV was approximately $28.30 for January 2024, with 6.64 and 27.76 seen in February 2024 for V2O5 and FeV, respectively. At the date of the MD&A, the market price of V2O5 was in a range of $5.10 to $7.00 per lb and the market price of FeV was in a range of $27.00 to $28.00 per kg.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At December 31, 2023, the Company's debt balance was $75,000.

The Company has experienced declining operating results and cash flows over the course of the last year. The Company has implemented changes to address underlying operating issues, which has recently resulted in improved operating results and, based on the information currently available and prevailing market conditions, are expected to result in the Company's Maracás Menchen Mine continuing to operate at normal levels.

The Company is also actively pursuing various alternatives to increase its liquidity and capital resources including additional secured debt, which could be provided by banks, private capital providers and/or institutional investors and additional unsecured debt. In addition, the Company is evaluating strategic alternatives with respect to its Largo Clean Energy business, which may include the disposition of all or an interest in this business. There can be no assurance that the Company will be successful in achieving financing solutions on terms acceptable to the Company or that the strategic evaluations discussed above will result in a transaction.

If the Company does not continue to operate at expected levels, achieve expected vanadium and ilmenite sales volumes and prices, or secure additional financing, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the year ending December 31, 2024 from continuing operations. These alternatives may impact future operating and financial performance.

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum ("p.a."). The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.70%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	16

In January 2023, the Company secured a two-year debt facility of $15,000, bearing interest at 6.85% p.a. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full its existing $15,000 facility secured in January 2023. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full the Company's $20,000 facility that had been secured in December 2022.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

Capital resources

At December 31, 2023, the Company had an accumulated deficit of $77,643 since inception (December 31, 2022 - $48,227) and had a net working capital surplus of $94,668 (December 31, 2022 - $115,171) (defined as current assets less current liabilities). At December 31, 2023, the total amount due within 12 months on the Company's debt was $nil (December 31, 2022 - $4,000).

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2023 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$31,439	$-	$724	$-
Debt	-	-	75,000	-
Operating and purchase commitments	9,113	998	80	13
	$40,552	$998	$75,804	$13

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $42,714 (December 31, 2022 - $54,471). Refer to note 19 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At December 31, 2023, there were 64,051 common shares of the Company outstanding. At the date of this MD&A, there were 64,051 common shares of the Company outstanding.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	17

At December 31, 2023, under the share compensation plan of the Company, 217 RSUs were outstanding and 890 stock options were outstanding with exercise prices ranging from C$5.71 to C$30.40 and expiry dates ranging between January 14, 2024 and May 18, 2028. If exercised, the Company would receive proceeds of C$8,970. The weighted average exercise price of the stock options outstanding is C$10.08.

As of the date of this MD&A, 208 RSUs and 841 stock options were outstanding with stock option exercise prices ranging from C$5.71 to C$19.52 and expiry dates ranging between March 24, 2025 and May 18, 2028.

At December 31, 2023, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$4,264.

As of the date of this MD&A, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025.

Transactions with Related Parties

The 2023 annual consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2022. The Company had transactions with related parties during 2023. Refer to note 17.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At December 31, 2023, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,874 and all payable within one year. These contracts also require that additional payments of up to approximately $2,812 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The first delivery occurred in December 2023 and the Company is committed to the purchase of 360 tonnes of V2O5 in 2024, with the Company having a right of first refusal over additional amounts.

LCE is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between May 31, 2024 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $215, including $122 due within one year.

At the Company's Maracás Menchen Mine and at LCE, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered at December 31, 2023 of $8,114.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At December 31, 2023, the Company recognized a provision of R$29,105 ($6,012) in the current portion of provisions (December 31, 2022 - $5,076). The Company is awaiting a further ruling from a higher court in Brazil.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	18

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2022 for such proceedings in Brazil in an amount of R$1,223 ($234). At December 31, 2023, the provision recognized was R$2,105 ($435).

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted at December 31, 2023 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2023 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that at December 31, 2023, the Company's ICFR was effective.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	19

During the year ended December 31, 2023, the Company completed the implementation of an ERP software. The process of implementing the ERP software represented a material change in the Company's ICFR. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications and the closing process were properly designed and implemented to ensure continuity in the Company's system of internal controls. There were no other changes in the Company's ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the 2023 annual consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These 2023 annual consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the annual consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d)  for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the 2023 annual consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2022, except for any changes as disclosed in note 3.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	20

Non-GAAP1  Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the 2023 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues - V2O5 produced[1]	$25,182	$24,908	$115,534	$123,529
V2O5 sold - produced (000s lb)	3,215	3,483	13,113	14,307
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$7.83	$7.15	$8.81	$8.63

Revenues - V2O5 purchased[1]	$1,497	$-	$9,028	$3,184
V2O5 sold - purchased (000s lb)	265	-	1,279	265
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$5.65	$-	$7.06	$12.02

Revenues - V2O5[1]	$26,679	$24,908	$124,562	$126,713
V2O5 sold (000s lb)	3,480	3,483	14,392	14,571
V2O5 revenues per pound of V2O5 sold ($/lb)	$7.67	$7.15	$8.65	$8.70

Revenues - V2O3 produced[1]	$6,213	$4,736	$13,788	$8,534
V2O3 sold - produced (000s lb)	596	426	1,215	734
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$10.42	$11.12	$11.35	$11.63

__________________________________________

1 GAAP - Generally Accepted Accounting Principles.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	21

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues - V2O3 purchased[1]	$-	$480	$1,155	$962
V2O3 sold - purchased (000s lb)	-	42	88	85
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$11.43	$13.13	$11.32

Revenues - V2O3[1]	$6,213	$5,216	$14,943	$9,496
V2O3 sold (000s lb)	596	468	1,303	819
V2O3 revenues per pound of V2O3 sold ($/lb)	$10.42	$11.15	$11.47	$11.59

Revenues - FeV produced[1]	$11,278	$15,664	$57,686	$71,025
FeV sold - produced (000s kg)	479	559	2,070	2,135
FeV revenues per kg of FeV sold - produced ($/kg)	$23.54	$28.02	$27.87	$33.27

Revenues - FeV purchased[1]	$-	$1,713	$1,386	$22,017
FeV sold - purchased (000s kg)	-	64	50	603
FeV revenues per kg of FeV sold - purchased ($/kg)	$-	$26.77	$27.72	$36.51

Revenues - FeV[1]	$11,278	$17,377	$59,072	$93,042
FeV sold (000s kg)	479	623	2,120	2,738
FeV revenues per kg of FeV sold ($/kg)	$23.54	$27.89	$27.86	$33.98

Revenues[1]	$44,170	$47,501	$198,577	$229,251
V2O5 equivalent sold (000s lb)	5,743	6,116	22,920	24,451
Revenues per pound sold ($/lb)	$7.69	$7.77	$8.66	$9.38

1. As per note 22.

Three months ended calculated as the amount per note 22 less the corresponding amount disclosed for the nine-month period in note 18 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	22

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2023 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Operating costs[1]	$43,218	$44,455	$174,758	$169,719
Professional, consulting and management fees[2]	887	1,185	3,102	4,969
Other general and administrative expenses[3]	718	530	1,750	1,390
Add: insurance proceeds[1]	-	683	-	683
Less: iron ore costs[1]	(84)	(22)	(722)	(659)
Less: conversion costs[1]	(1,768)	(2,231)	(7,319)	(8,070)
Less: product acquisition costs[1]	(1,974)	(3,775)	(15,354)	(24,426)
Less: distribution costs[1]	(2,366)	(2,282)	(8,540)	(9,169)
Less: inventory write-down[4]	(192)	(332)	(1,853)	(1,987)
Less: depreciation and amortization expense[1]	(6,592)	(5,959)	(26,048)	(20,882)
Cash operating costs	31,847	32,252	119,774	111,568
Less: royalties[1]	(2,243)	(2,106)	(9,162)	(10,371)
Cash operating costs excluding royalties	29,604	30,146	110,612	101,197
Produced V2O5 sold (000s lb)	5,437	5,855	20,871	22,121
Cash operating costs per pound ($/lb)	$5.86	$5.51	$5.74	$5.04
Cash operating costs excluding royalties per pound ($/lb)	$5.44	$5.15	$5.30	$4.57

1. Year ended as per note 23.

Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the nine-month period in note 19 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

2. Year ended as per the Mine properties segment in note 18.

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

3. Year ended as per the Mine properties segment in note 18 less the increase in legal provisions of $692 as noted in the "other general and administrative expenses" section on page 7 of this MD&A.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	23

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 less the decrease in legal provisions of $85, less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

4. Year ended as per note 5 for finished products - vanadium less $2,215 for produced products, plus the write-down amounts for finished products - ilmenite and warehouse materials.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the 2023 annual consolidated financial statements.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	24

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net loss	$(13,301)	$(15,636)	$(32,358)	$(2,226)
Finance costs	4,096	801	9,630	1,588
Interest income	(280)	(311)	(2,018)	(1,109)
Income tax expense	40	(1,336)	88	7,688
Deferred income tax recovery	(3,119)	(252)	(2,786)	(1,423)
Depreciation[1]	7,393	6,725	29,250	23,278
EBITDA	$(5,171)	$(10,009)	$1,806	$27,796
Inventory write-down[2]	2,407	6,797	4,068	8,739
Write-down of vanadium assets	3,535	-	4,862	-
Insurance proceeds[3]	-	(683)	-	(683)
Movement in legal provisions[3]	(85)	215	692	5,107
Employee settlements[3]	699	-	699	624
Adjusted EBITDA	$1,385	$(3,680)	$12,127	$41,583

1. Year ended as per the consolidated statements of cash flows.

Three months ended calculated as the amount per the consolidated statements of cash flows less the corresponding amount disclosed for the nine-month period in the consolidated statements of cash flows of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

2. Year ended as per note 5.

Three months ended calculated as the amount per note 5 less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

3. As per the "non-recurring items" section on page 7 of this MD&A.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its VRFB business. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2023, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	25

Trademarks are owned by Largo Inc.

Forward‐looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, provisional acceptance of the VRFB technology, the commissioning of the EGPE project in the first half of 2024, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward‐looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a profitable VRFB business, the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the commissioning and ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price, the Company's ability to secure the required resources to build its VCHARGE battery, the adoption of VFRB technology generally in the market and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to LCE, specifically in respect of the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the green energy sector, the accuracy of cost estimates and assumptions for future variations of the VCHARGE battery system design; that the Company's current plans for ilmenite, titanium dioxide pigment and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	26

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2023 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	27

Forward-looking Statements	Assumptions	Risk Factors

The 2023 annual consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $75,000. Refer to note 10.

Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2024. 2024 Production Guidance: 9,000 - 11,000 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2024 during normal operation.

The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates.  Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	28

Forward-looking Statements	Assumptions	Risk Factors
2024 Costs Guidance: Cash operating costs excluding royalties per pound $4.50 - $5.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.

Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management’s Discussion and Analysis for the Year Ended December 31, 2023	29

Forward-looking Statements	Assumptions	Risk Factors

Sustaining capital expenditures of approximately $12,800 to $14,800 are estimated in 2024 to sustain the operational capacity to achieve the stated production guidance (excluding capitalized waste stripping costs).

Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.

Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals;  timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	30

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with NI 43-101, which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	31

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management’s Discussion and Analysis for the Year Ended December 31, 2023	32